Beam

Crafting the Spirits that Stir the World

Beam Inc. 2011 Annual Review


Beam


Canadian Club
TEACHER'S
CRUZAN
JIM BEAM
COURVOISIER
Maker's Mark

In October 2011, Beam celebrated its debut on the New York Stock Exchange as a leading standalone spirits company. Formerly Fortune Brands, we're now sharply focused on one consumer category: spirits. And we're determined, above all else, to do one thing: maximize long-term value for our shareholders.

- *#4 premium spirits company in the world*
- *Largest U.S.-based spirits company*
- *2011 sales: $2.8 billion (including excise tax)*
- *2011 volume: 34 million 9-liter equivalent cases*
- *Employees: 3,200 worldwide*

POWER BRANDS: *Jim Beam Bourbon, Maker's Mark Bourbon, Sauza Tequila, Courvoisier Cognac, Canadian Club Whisky, Teacher's Scotch*

RISING STAR BRANDS: *Skinnygirl Cocktails, Cruzan Rum, Laphroaig Single-Malt Scotch, Knob Creek Bourbon, Basil Hayden's Bourbon, Kilbeggan Irish Whiskey, Hornitos Tequila, EFFEN Vodka, Pucker Flavored Vodka, Sourz Liqueur*

OUR VISION: *Crafting the Spirits that Stir the World*

Letter to Shareholders **3** Creating Famous Brands **6** Building Winning Markets **10** Fueling Our Growth **14** Doing Business the Beam Way **18** Financial Highlights **22** Leadership **24** Corporate Data **inside back cover**

BEAM IS A LEADER IN THE DYNAMIC GLOBAL SPIRITS INDUSTRY ... WITH 217 YEARS OF HERITAGE ... AND THE ENERGY OF A START-UP. OUR UNIQUE COMBINATION OF SCALE WITH AGILITY, AND OUR FOCUSED STRATEGY, POSITION US WELL TO OUTPERFORM OUR MARKET AND CONSISTENTLY DELIVER STRONG, PROFITABLE, LONG-TERM GROWTH.

LEARN MORE ABOUT HOW WE'VE POSITIONED THE NEW BEAM TO BE A LEADING PURE-PLAY SPIRITS COMPANY ... AND HOW OUR STRATEGY, OUR PEOPLE, AND OUR PASSION TO WIN ARE DELIVERING RESULTS TODAY ... AND ENHANCING OUR PROSPECTS FOR TOMORROW.



David Mackay
Chairman (left)

Matt Shattock
President & Chief Executive Officer (right)

TWO THOUSAND ELEVEN WAS A HISTORIC YEAR FOR BEAM. WE ESTABLISHED BEAM AS A FOCUSED STANDALONE SPIRITS COMPANY. BEAM SIGNIFICANTLY OUT-PERFORMED IN THE MARKETPLACE. AND OUR STRATEGY PRIMED THE COMPANY FOR SUSTAINABLE, PROFITABLE LONG-TERM GROWTH.

On October 3rd, 2011, Fortune Brands completed the plan to separate its businesses announced the prior December. On October 4th, having divested the golf unit and spun off the Home & Security business, Fortune Brands became known as Beam and began trading on the New York Stock Exchange as one of the world's leading premium spirits companies.

Beam is a company steeped in heritage and anchored in authenticity. Jacob Beam filled his first barrel of bourbon in 1795 in the wilds of Kentucky, and many of our brands have heritages that date back centuries. Even so, our journey to becoming a stand-alone company really began about six years ago. During that time, a series of deliberate strategic choices and investments positioned Beam very well for success as a pure-play spirits company.

FIRST, FROM 2005 TO 2007, we transformed our portfolio. With the acquisition of Allied Domecq brands in 2005, we doubled in size and added many of our top brands. In fact, we've added 12 of our top 16 brands in just the past six and a half years.

FROM 2008 TO 2009, we enhanced our routes to market. Establishing a global distribution structure based on fully-owned sales organizations augmented by strategic partnerships brought us closer to customers and consumers. As a result, we now directly control organizations responsible for 75% of our sales, up from just 8%.

AND IN 2010 AND 2011, we turbocharged our brand-building investments. In these two years, we boosted brand expenditure about 30% and focused it behind our Power Brands and Rising Stars to support impactful brand communication and new-product innovations.

These strategic choices formed the strong foundation on which Beam is now building. We're the world's fourth largest premium spirits company, and the largest based in the United States. We own some of the world's most dynamic brands in the spirits industry's most exciting categories. And we have an organization that's built to win.

The Advantage of Scale with Agility

Our confidence in the future is further underpinned by powerful competitive strengths: We believe we have a unique combination of "Scale with Agility" that gives us a distinct competitive advantage. By that I mean we have the size to lead in key categories and markets, as well as the speed of an empowered organization that's entrepreneurial, focused, and fast on its feet.

We leverage our fundamental strengths through a simple and effective strategy that continues to focus on our three priorities, which we highlight in this annual review:

CREATING FAMOUS BRANDS – building our core equities and accelerating growth through brand-building innovation.

BUILDING WINNING MARKETS – leveraging our powerful distribution network, enhanced customer relationships and local consumer activation to strengthen performance across our three geographic regions.

FUELING OUR GROWTH – exercising disciplined cost management, optimizing our supply chains, and enhancing organizational effectiveness.

This strategy helped us outperform in the marketplace in 2011 … and is priming Beam to accelerate profitable long-term growth.

2011 SALES FOR BEAM were a record $2.8 billion, up 8% on a comparable basis*, reflecting balanced growth across our geographic regions. We estimate our global spirits market grew 3% for the year.

DILUTED EARNINGS PER SHARE, on an adjusted pro forma basis*, were $2.12, up 10%.

OUR EARNINGS-TO-FREE-CASH CONVERSION achieved our high-performance target and enhanced our strong capital structure.

TOTAL SHAREHOLDER RETURN since becoming Beam was 22% as of year end, well ahead of the major stock indexes.

Our strong sales growth in 2011 reflected the success of our investments in our most powerful and fastest growing brands and in our new-product pipeline.

Sales of our Power Brands – global brands with annual sales in the millions of cases – increased 9%. Our Rising Stars – promising premium brands with strong growth profiles – were up 42%, reflecting broad-based gains, including very strong growth for Skinnygirl Cocktails, which we purchased in March 2011.

Our Power Brands represent about 60% of our sales and an even higher percentage of profit, and that's why we focus first and foremost on building these brands. To maximize the effectiveness of our marketing investment and reach our core adult consumers, we've significantly boosted our use of digital media and targeted television advertising. These investments are helping us expand our Power Brands in core markets. Just consider the brands in our bourbon portfolio, where we supported Maker's Mark with the brand's first-ever television advertising in the U.S., and we expanded Jim Beam's global appeal with innovations and impactful programs tied to music and sports. As a result, our brands helped fuel strong performance in the U.S., Australia and Germany, the three biggest markets for bourbon.

To create solid growth platforms and accelerate performance in key developing markets, we also seed Power Brands in emerging markets. As the #1 Scotch in India and the #2 Scotch in Brazil, Teacher's has benefited from our investments and emerged as an important growth engine. Likewise, Courvoisier continues to deliver strength in markets like China and Russia, demonstrating the value of our broad portfolio across attractive categories and markets.

Accelerating Growth with Innovations, Acquisitions and Partnerships

We've accelerated new-product development to turbocharge our sales and profit growth, and 2011 was another record year of innovation for Beam. For example, two very successful innovations from Jim Beam – Red Stag and Devil's Cut – are borrowing equity from the core brand and building back to strengthen the franchise, a critical innovation principle for us. We've already launched Red Stag in 22 global markets. We're now introducing two new Red Stag flavors and expanding Jim Beam Devil's Cut into new markets.

KEY BRAND PERFORMANCE

2011 comparable net sales growth*

Power Brands	**+9%**	**Rising Stars**	**+42%**	**Local Jewels**	**-5%**
Jim Beam	*+7%*	*Laphroaig*	*+13%*	**Value Creators**	**-1%**
Maker's Mark	*+14%*	*Knob Creek*	*+20%*	**Net Sales**	**+8%**
Sauza [1]	*-2%*	*Basil Hayden's*	*+27%*		
Courvoisier	*+19%*	*Cruzan*	*+8%*		
Canadian Club	*+5%*	*Hornitos*	*0%*		
Teacher's	*+13%*	*EFFEN*	*+28%*		
		Pucker Vodka	*new*		
		Skinnygirl	*+486%*		
		Sourz	*+10%*		

[1] *Excludes Hornitos*

* *Reconciliations of non-GAAP financial measures to the most closely comparable GAAP measures are presented on pages 22–23.*



"We generate excellent free cash flow and continue to enhance our strong balance sheet and financial flexibility. Our solid capital structure reflects the inherent strengths of Beam, as well as the benefits of the separation of Fortune Brands' businesses."

Bob Probst
Chief Financial Officer

Our investments in R&D, and the benefit of our scale with agility, have given us a competitive advantage in speed to market. As a result, innovations like Pucker Flavored Vodka, Knob Creek Single Barrel Reserve, Courvoisier Rosé and Canadian Club RTD products are going from drawing board to store shelf faster than ever.

We further enhance our growth profile with carefully targeted strategic moves. These include high-return acquisitions that strengthen our portfolio, and strategic distribution alliances that amplify our scale in key markets.

In March 2011, we were pleased to acquire the Skinnygirl ready-to-serve cocktails brand, which we rapidly turned into one of the industry's best 2011 success stories. We moved quickly to expand distribution, capitalize on cost synergies, extend the Skinnygirl line with innovations, and roll out the brand into its first international markets, all in just a matter of months. In December, we announced our entrance into the attractive Irish whiskey category with the acquisition of Cooley, the last remaining independent producer of Irish whiskey. With these two synergy-driven purchases, we've established excellent positions in two of the most dynamic growth categories, while continuing to outperform in our growing heartland category of bourbon.

Route-to-market alliances are critical to help build winning markets and strengthen our distribution capabilities and footprint. Our mutually beneficial strategic relationships with our largest U.S. distributors – where we've aligned our sales organization by distributor – are a fine example of this strategy in action. In 2011, we established an enhanced long-term manufacturing and distribution agreement with Coca-Cola Amatil in Australia. This partnership in our second largest market leverages CCA's unrivaled customer reach and expertise, and our consumer understanding, to drive profitable growth for both of us. And to enhance our position in key developing markets, we established new distribution alliances in China and Mexico, and extended our successful arrangements in Brazil.

Establishing a New Board

As a standalone spirits company, Beam constituted a new Board of Directors in 2011 that now includes five directors from the Fortune Brands board. David Mackay, former CEO of Kellogg Company and a Fortune Brands director, became non-executive chairman of Beam. We were also pleased to add two highly experienced and respected executives to our Board: Steve Golsby, CEO of Mead Johnson Nutrition, and Rob Steele, former vice chairman of Procter & Gamble.

Confidence in the Future

As we look ahead, we do so with confidence. Our prospects are bolstered by our brands which occupy strong premium positions in an attractive industry, our growth strategy, our strong balance sheet and attractive cash flows, and by our most valuable asset – our people, who share a common commitment to doing business the Beam way: promoting responsible use of our products, protecting the environment, making our communities better, and beating the competition.

We see a bright and prosperous future as a leader in the dynamic spirits industry. We value the confidence you have demonstrated in Beam through your ownership of our stock, and we aim to continually reward that confidence by focusing on two things: our vision to Craft the Spirits that Stir the World … and our commitment to you to create long-term shareholder value.

Sincerely,

Matt Shattock
President and Chief Executive Officer
Beam Inc.

February 22, 2012

It isn't about showing off.


Maker's Mark
WHISKY

The first-ever TV advertising for **Maker's Mark**, narrated by Jimmy Fallon, underscored the message "It is what it isn't" ... and the playful spots helped the brand deliver another year of double-digit sales growth.

GREAT BRANDS DON'T JUST HAPPEN. THEY'RE CAREFULLY CRAFTED, BUILT, AND NURTURED. THAT'S WHY WE TURBOCHARGED INVESTMENT BEHIND OUR BRANDS OVER THE PAST TWO YEARS ... TO BUILD OUR CORE BRAND EQUITIES AND INSPIRE GREATER CONSUMER DEMAND. THROUGH CREATIVE MARKETING AND BEST-IN-CLASS INNOVATION, WE'RE CREATING FAMOUS BRANDS ... EXCITING CONSUMERS ... AND BUILDING PLATFORMS FOR PROFITABLE LONG-TERM GROWTH.



"Our innovations have revolutionized the bourbon category, helping us gain profitable market share and make bourbon the fastest growing of the five largest spirits categories in the U.S. in 2011."

Bill Newlands
President, North America

By attracting marketing talent from strong brand-building companies, and investing in impactful brand communication and innovation, we're building the core equities of our Power Brands and Rising Stars. Our flagship Jim Beam brand delivered its strongest U.S. growth in years with the award-winning Bold Choice campaign, the Jim Beam Live Music Series, and our multi-platform partnership with ESPN … while we fueled further growth with locally relevant campaigns in key markets like Australia and Germany. We launched the first-ever TV campaign for Maker's Mark, and our investments in new products delivered a record year of sales from innovations. Our Power Brands grew 9% in 2011.


JIM BEAM
Famous for Quality
JIM BEAM
THE WORLD'S No.1 BOURBON
JIM BEAM
BEAM FORMULA
B
A STANDARD SINCE 1795
BOURBON
KENTUCKY STRAIGHT
BOURBON WHISKEY
James B. Beam
NONE GENUINE WITHOUT MY SIGNATURE


ROSÉ
COURVOISIER

Courvoisier Rosé is a lower alcohol blend of cognac with French red wine that's creating new cognac occasions and attracting female consumers to the Courvoisier brand.


SEVEN GENERATIONS OF THE BEAM FAMILY
JACOB BEAM
1770 - 1834
DAVID BEAM
1802 - 1854
DAVID M. BEAM
1833 - 1913
COLONEL JAMES B. BEAM
1864 - 1947
T. JEREMIAH BEAM
1899 - 1977
BOOKER NOE
1929 - 2004
FRED NOE
1957 - PRESENT

Consumers appreciate brands with **heritage** ... **craftsmanship** ... and **authentic** stories. Our flagship brand is overseen by Fred Noe, a seventh generation Beam family distiller, and Maker's Mark is produced by the eight generation of Samuels family whiskey-makers – just two of our brands that are aged with care ... and whose histories are measured in centuries.


JIM BEAM
DEVIL'S CUT
90 PROOF
KENTUCKY STRAIGHT BOURBON WHISKEY
750 ML 45% ALC/VOL

The "angel's share" is the bourbon that evaporates during aging. The "devil's cut" is the rich, flavorful bourbon trapped inside the wood of the barrel. We use a proprietary process to unleash this precious spirit ... and the result is **Devil's Cut**, a unique innovation that's turning heads and expanding the Jim Beam franchise.


pucker
citrus flavored vodka
pucker
apple flavored vodka
pucker
grape flavored vodka


EFFEN
TEACHER'S
AGED 25 YEARS
Skinnygirl
COSMO
SOURZ

Our ability to energize our markets with new products is supported by our industry-leading **R&D** capabilities ... the **craftsmanship** that resides in our distilleries around the world ... and what we believe are the best innovation **cycle times** in the industry.



"Through impactful marketing, we seek to create brilliant brand experiences for our consumers that they want to share with others. As a result, new consumers are discovering our brands every day."

Kevin George
SVP, Global Chief Marketing Officer


We're accelerating growth by bringing successful innovations to new markets. **Red Stag** doubled our expectations in **Germany**, one of 22 markets we've already enriched with this fast-growing cherry-infused bourbon.
EIN GUTES REVIER
ERKENNT MAN
AN DER TRÄNKE.
drink smart
A DIFFERENT BREED
OF BOURBON.
www.RedStag.de
Red Stag by Jim Beam Infused with Natural Flavors, Alc. 40% Vol.
JIM BEAM
red STAG BY JIM BEAM
JIM BEAM INFUSED WITH NATURAL FLAVORS
BLACK CHERRY
SPIRIT DRINK
700 ML
ALC. 40% VOL.

BUILDING *winning* MARKETS

CONSUMER DEMAND FOR PREMIUM SPIRITS IS GROWING AROUND THE WORLD ... AND WE'RE DETERMINED TO GROW EVEN FASTER. OUR POWER BRANDS HAVE GLOBAL APPEAL – FROM MANHATTAN TO MUNICH, FROM SYDNEY TO SAO PAULO, AND VIRTUALLY EVERYWHERE IN BETWEEN. AND OUR RISING STARS AND LOCAL JEWELS BOOST OUR PRESENCE IN KEY MARKETS. OUR COMBINATION OF SCALE WITH AGILITY HELPS US DEVELOP OUR MOST PROMISING OPPORTUNITIES IN BOTH MATURE AND EMERGING MARKETS. BY ESTABLISHING DISTRIBUTION PARTNERSHIPS IN SELECT MARKETS, BRINGING INNOVATIONS TO NEW MARKETS, AND ENTERING NEW SPIRITS CATEGORIES, WE'RE WINNING THE HEARTS AND MINDS OF CONSUMERS ... MORE OFTEN ... IN MORE PLACES.



"Our agility enables us to roll out our best ideas – including brand activation programs and new products – rapidly across international markets, strengthening our growth profile from Germany to Russia to South Africa."

Albert Baladi
President, Europe/Middle East/Africa

More and more, we're translating global brand positioning into powerful local market activation … to engage consumers better and build winning markets. By leveraging our consumer insights, we're providing drink solutions that enable consumers to experience our brands in new ways. The trends of convenience and refreshment support strong growth for our premium ready-to-drink products, which are important building blocks for our Power Brands in markets as diverse as Australia, India, Germany and Canada.


JIM BEAM
Cola


Over beer?
Join the Club.
Canadian Club
REFRESH YOUR DRINK


RICH FULL-FLAVOUR
TEACHER'S
HIGHLAND CREAM
BLENDED SCOTCH WHISKY
COLA

Our powerful route-to-market partnership strengthens **Jim Beam's** position as the #1 spirits brand in **Australia** … and backed by creative local activation, **Canadian Club** RTD products continue to tap into beer occasions and win market share as the fastest-growing RTD brand Down Under.

Teacher's is the #1 Scotch Whisky in **India**, and we've built it into one of the strongest and most respected brands in this important emerging market. We're successfully building the profile of Teacher's in India through premium innovations, new RTD products, and the Teacher's Achievement Awards, one of the annual highlights of India's social calendar.


GREENORE
TYRCONNELL
KILBEGGAN
Connemara

The acquisition of **Cooley Distillery** marks our entrance into the fast-growing **Irish Whiskey** category. With hand-crafted brands known for their superior quality, Cooley has been named European Spirits Producer of the Year for an unprecedented four consecutive years by the International Wine & Spirit Competition.



"We amplify our scale in select markets by aligning with key strategic partners. That includes teaming up with Coca-Cola Amatil to strengthen our industry-leading distribution footprint in Australia, where Jim Beam is the #1 spirit of any kind."

Phil Baldock
President, Asia Pacific/South America


SAUZA
Энергия
общения!
Sauza
ПРЕДУПРЕЖДАЕМ О ВОЗМОЖНОМ ВРЕДЕ
ЧРЕЗМЕРНОГО ПОТРЕБЛЕНИЯ АЛКОГОЛЯ

We aim to drive 25% of our sales growth by expanding Power Brands in **emerging markets**. Our locally-relevant brand-building initiatives behind **Jim Beam**, **Courvoisier** and **Sauza** made **Russia** one of our fastest growing markets in 2011.



Skinnygirl
COCKTAILS

Skinnygirl Cocktails gives us a leading position in the fast-growing **ready-to-serve spirits** category ... and a strong platform for innovation and international expansion. In its first year in our portfolio, Skinnygirl was one of the fastest-growing spirits brands in the **United States**.



Our center of excellence in Frankfort, Kentucky provides us with a competitive cost base and enhanced innovation capability to address the evolving needs of our consumers and customers.

WE ENHANCE PROFITABLE GROWTH BY CONTAINING COSTS, ORGANIZING OURSELVES EFFICIENTLY, AND WORKING SMARTER. WE'RE DRIVING LEAN MANUFACTURING TECHNIQUES DEEPER INTO OUR ORGANIZATION ... INCREASING EFFECTIVENESS WITH CROSS-FUNCTIONAL BUSINESS TEAMS ... AND UNLEASHING OUR ENTREPRENEURIAL SPIRIT BY PUSHING DECISION-MAKING CLOSER TO CUSTOMERS AND CONSUMERS. AND BY OPTIMIZING OUR SUPPLY CHAINS AND STEADILY REDUCING OUR COSTS, WE'RE ABLE TO REINVEST VALUABLE RESOURCES TO GROW OUR BRANDS AROUND THE WORLD.



"Efficiency is a way of life at Beam. We try to be leaner, smarter and faster – to reduce costs, improve supply chains and be more responsive to customers."

Ian Gourlay
SVP, Global Operations & Supply Chain

To offset cost inflation and generate fuel to invest in growth, we aim to achieve 1-2% annual improvement in our cost structure. Consolidating our U.S. bottling facilities into our expanded center of excellence in Frankfort, Kentucky will help us achieve that goal. With five new bottling lines, this state-of-the-art facility alone will bottle and ship more than 10 million cases of spirits in 2012 ... at a lower average cost per case than in 2011.

We drive efficiencies in manufacturing processes that both reduce costs and benefit the environment.

RAJASTHAN INDIA	33%	**reduction** *in water consumption*	
SEGOVIA SPAIN	30%	**improvement** *in energy efficiency*	
JALISCO MEXICO	99.1%	*of* **organic material removed** *from process water*	
LORETTO KENTUCKY	15%	**reduction** *in non-renewable fuel usage*	
ST. CROIX US VIRGIN ISLANDS	0	*discharge of molasses by-product upon completion of new* **wastewater treatment plant**	

CASES PRODUCED PER FULL-TIME EMPLOYEE


15,000
13,437
12,000
10,927
9,000
6,000
3,000
0
2010
2011

By streamlining our operations, we've substantially boosted productivity. In 2011, we produced 23% more cases per full-time employee than in the prior year.


North America
EMEA
APSA

We've sharpened our marketplace focus by simplifying our global structure. This streamlining has given us three very profitable operating segments with strong growth profiles, a balance of developed and emerging market exposure, and highly motivated teams committed to outperforming their markets.

We create more value for consumers, reduce expenses, and benefit the environment by making packaging improvements that reduce costs for materials and fuel. For example, by materials conversion and trimming weight from certain glass bottles, we've reduced packaging weight by more than 23 million pounds per year.

Redesigning the corrugate boxes in which we ship our products has eliminated more than 5 million pounds of corrugate material per year, further reducing packaging weight, expense and waste.





"We're now rolling out an initiative across the company called 'One Beam Way' that will bring lean techniques to core processes, and help us create an even more efficient and agile organization."

Kent Rose

SVP, General Counsel & Secretary


JIM BEAM

Confronted by the adversity of massive earthquakes in New Zealand, **John Milne** (left) and **Neil Lowsley** (right) persevered and helped our people, our customers and our business get back on their feet.

WE EMPOWER TALENTED PEOPLE WHO MAKE A DIFFERENCE IN OUR BUSINESS AND IN OUR COMMUNITIES. OUR PEOPLE ARE COMMITTED TO OUR SHARED VALUES ... AND CREATING SHAREHOLDER VALUE. QUITE SIMPLY, PEOPLE ARE BEAM'S GREATEST ASSET: PEOPLE WHO ARE PASSIONATE ABOUT OUR BRANDS ... PASSIONATE ABOUT OUR CUSTOMERS AND CONSUMERS ... PASSIONATE ABOUT WINNING ... AND PASSIONATE ABOUT DOING BUSINESS THE RIGHT WAY – THE BEAM WAY.



"People are Beam's winning competitive edge. Our entrepreneurial culture enables us to be fast on our feet, innovative, and focused on beating the competition together."

Mindy Mackenzie
SVP, Chief Human Resources Officer

Doing business the Beam way is anchored in an uncompromising commitment to the values that define who we are as a company: *integrity, accountability,* and *responsibility* in everything we do. From combating alcohol misuse to leading in responsible marketing … from protecting the environment to supporting our communities … we are determined to live up to the high standards that befit our brands and our leadership position in our industry.


drink smart
THE DRINK SMART STORY
CHERISH
ENGAGE
ACT
CARE
CONTROL
RESPECT

DrinkSmart is Beam's proprietary platform to communicate with legal-purchase-age adults about making responsible choices when it comes to alcohol. DrinkSmart is pervasive in our marketing materials and available as a worldwide resource in multiple languages at www.drinksmart.com.



Our brands depend on natural resources like water and grain, and our longstanding commitment to environmental sustainability runs deep. We've invested in significant energy co-generation projects and wastewater treatment systems, and our operations consistently earn recognition for their efforts. For example, Maker's Mark earned the Kentucky Business Conservation Partner Award and Sauza's environmental stewardship has been recognized by Mexico's Ministry of Environment and Natural Resources. We meet the highest environmental standards with ISO 14001 certification across our production facilities.


Effectiveness of DWI Courts buoys hopes of success here


Sobriety Court in Michigan Sets High Standard


Denver's new sobriety court aims to stem repeat drunk driving offenders

Beam combats drunk driving by investing in evidenced-based programs that work. By supporting the expansion of DWI Courts that address the biggest problem – hard-core drunk drivers – Beam is helping make roads safer ... and save lives.


COURVOISIER
Proudly supporting military families at Fort Knox, Kentucky this holiday season.
WARNER MUSIC PRESENTS
KID ROCK
JIM BEAM

Our people are just as passionate about enriching our communities as they are about building our brands. Through our Beam Cares volunteerism program, associates around the world can devote two paid work days per year to give back to our communities.


JIM BEAM
MAKER'S MARK
SAUZA
Beam
MARKETING CODE OF PRACTICE

We restrict our U.S. advertising to outlets – including social media – where we can verify that at least 75% of the audience is age 21 or older, setting the industry standard in our largest market for limiting exposure of advertising to young people.



"We're proud that Beam is recognized as an industry leader in combating alcohol misuse. By working with key stakeholders, we're determined to continue building on the progress that's being made on so many fronts."

Clarkson Hine

SVP, Corporate Communications & Public Affairs

(In millions, except per share amounts)	Year Ended December 31, 2011	2010	% Change
Sales	$2,825.4	$2,665.9	
Less: Excise taxes	560.6	571.0	
Net sales	2,264.8	2,094.9	8.1%
Cost of goods sold	949.5	861.4	10.2%
Gross profit	1,315.3	1,233.5	6.6%
Advertising and marketing	358.7	307.6	16.6%
Selling, general and administrative	368.1	357.3	3.0%
Amortization of intangible assets	16.3	16.3	—
Operating income	572.2	552.3	3.6%
Interest expense	119.9	153.6	-21.9%
Other (income) expense, net	(3.1)	4.0	
Income from continuing operations before income taxes	455.4	394.7	15.4%
Income taxes	120.9	98.7	22.5%
Income from continuing operations	$ 334.5	$ 296.0	13.0%
Diluted earnings per share	$ 2.12	$ 1.92	10.4%
Diluted weighted-average common shares	157.8	154.3	

Reconciliation of Adjusted Pro Forma Financial Information to GAAP

The adjusted pro forma financial information presented above is unaudited and has been derived from the Company's consolidated financial statements prepared in accordance with GAAP. The adjusted pro forma financial information represents the Company's GAAP results from continuing operations adjusted (1) for charges/gains, including restructuring and related charges, asset impairments, gain/loss on sale of brand assets and other select items, which management believes are not indicative of the Company's underlying performance for purposes of analysis of the Company's performance on a year-over-year basis and (2) to assume that Beam Inc. was a standalone spirits company as of January 1, 2010, including the impact of public company corporate expense, the business's underlying tax rate, and the benefit of the debt reduction associated with the separation of Fortune Brands' businesses.

The adjusted pro forma financial information is not prepared in accordance with GAAP. Management believes that this non-GAAP information is useful for improving comparability of the Company's results and assessing performance. Reconciliations of this non-GAAP information to the most closely comparable GAAP measures are presented on the following page. Additional information regarding the adjustments used to prepare this adjusted pro forma financial information is presented in the financial tables attached to our press release announcing results for the fourth quarter and full year of 2011, which can be found under the "News" tab on our website (www.beamglobal.com)

RECONCILIATION OF GAAP NET SALES GROWTH TO COMPARABLE NET SALES GROWTH (UNAUDITED)

	GAAP Basis	Foreign Currency Exchange Rates	Australia Distribution Agreement Change	Australia Distribution Margin Structure	Acquisitions/ Divestitures	Non-GAAP – Comparable Basis
Power Brands	12%	(3)%	(3)%	3%	—	9%
Jim Beam	10	(5)	(4)	6	—	7
Maker's Mark	15	(1)	—	—	—	14
Sauza	—	(2)	—	—	—	(2)
Courvoisier	23	(2)	(2)	—	—	19
Canadian Club	13	(5)	(4)	1	—	5
Teacher's	14	—	(1)	—	—	13
Rising Stars	52	(2)	—	—	(8)%	42
Laphroaig	17	(4)	(1)	1	—	13
Knob Creek	20	—	—	—	—	20
Basil Hayden	30	—	(4)	1	—	27
Cruzan	9	—	(1)	—	—	8
Hornitos	1	(1)	—	—	—	—
EFFEN	28	—	—	—	—	28
Pucker Vodka	new	—	—	—	—	new
Skinnygirl	—	—	—	—	486	486
Sourz	15	(5)	—	—	—	10
Local Jewels	(2)	(3)	—	—	—	(5)
Value Creators	(4)	(3)	(2)	1	7	(1)
Net sales	10	(3)	(2)	2	1	8

Comparable net sales growth rate represents the percentage increase or decrease in reported net sales in accordance with GAAP, adjusted for certain items. The Company believes Comparable Net Sales Growth is useful in evaluating the Company's sales growth on a year-over-year basis exclusive of items that are not indicative of the brands' performance, such as foreign exchange impacts, acquisitions/divestitures, the one-time impact on net sales of transitioning to the new Australia distribution agreement, as well as the related impact on margin structure

RECONCILIATION OF ADJUSTED PRO FORMA FINANCIAL INFORMATION TO GAAP (UNAUDITED)

(In millions, except per share amounts)	Year Ended December 31, 2011 GAAP	Separation-Related Items [a]	Select Charges/Gains [b]	Adjusted Pro Forma	Year Ended December 31, 2010 GAAP	Separation-Related Items [c]	Select Charges/Gains [d]	Adjusted Pro Forma
Net sales	$2,311.1	$ —	$(46.3)	$2,264.8	$2,094.9	$ —	$ —	$2,094.9
Cost of goods sold	987.8	—	(38.3)	949.5	865.0	—	(3.6)	861.4
Advertising and marketing	358.7	—	—	358.7	307.6	—	—	307.6
Selling, general and administrative (SG&A)	430.0	(36.0)	(25.9)	368.1	416.1	(51.9)	(6.9)	357.3
Amortization of intangible assets	16.3	—	—	16.3	16.3	—	—	16.3
Restructuring, asset impairment, business separation and loss on asset sale	122.8	(83.8)	(39.0)	—	33.7	(2.3)	(31.4)	—
Operating income	395.5	119.8	56.9	572.2	456.2	54.2	41.9	552.3
Interest expense [e]	117.4	2.5	—	119.9	143.7	9.9	—	153.6
Loss on early extinguishment of debt	149.2	(149.2)	—	—	—	—	—	—
Other (income) expense, net	(40.4)	—	37.3	(3.1)	(33.2)	—	37.2	4.0
Income from continuing operations before income taxes	169.3	266.5	19.6	455.4	345.7	44.3	4.7	394.7
Income taxes [e]	30.4	90.5	—	120.9	36.2	62.5	—	98.7
Income from continuing operations	$ 138.9	$181.6	$ 19.6	$ 334.5	$ 309.5	$(18.2)	$ 4.7	$ 296.0
Diluted earnings per share – continuing operations	$ 0.85	$ 1.27	$ —	$ 2.12	$ 2.01	$(0.09)	$ —	$ 1.92

(dollar amounts in footnotes in millions)

(a) Includes adjustments of $36 to adjust to Beam standalone corporate cost structure and $83.8 to eliminate separation-related charges (legal, financial advisory fees, etc.). The adjustment of $149.2 is to eliminate the loss on the debt extinguishments related to the separation activities.

(b) Net sales and cost of goods sold include reductions of $46.3 and $22.7, respectively, for the one-time impact of our new Australia distributor agreement. The additional cost of goods sold adjustments of $15.6 are primarily related to restructuring initiatives. The SG&A adjustments are primarily due to acquisition-related contingent consideration of $25. Additional operating expense adjustments of $39 include $7.7 for restructuring charges and $31.3 for trade name impairments. Other income (expense) adjustments of $37.3 are to eliminate a joint venture distribution gain ($10.2) and a tax indemnification received by Beam ($27.1).

(c) Includes adjustments of $51.9 to adjust to Beam standalone corporate cost structure and $2.3 to eliminate separation-related charges (legal, financial advisory fees, etc.).

(d) Cost of goods sold and SG&A include $3.6 and $6.9, respectively, related to restructuring initiatives. Additional operating expense adjustments of $31.4 include $15.4 for restructuring initiatives and $16 for the loss on the sale of brand assets. Other (income) expense includes the elimination of a credit of a $37.2 related to tax indemnifications.

(e) Standalone company adjustments as described in the note preceding the reconciliation table.

BOARD OF DIRECTORS

EXECUTIVE LEADERSHIP TEAM

Matt Shattock
President & Chief Executive Officer

Bob Probst
SVP, Chief Financial Officer

Bill Newlands
President, North America

Albert Baladi
President, Europe/Middle East/Africa (EMEA)

Phil Baldock
President, Asia Pacific/South America (APSA)

Donard Gaynor
SVP, Corporate Development

Kevin George
SVP, Global Chief Marketing Officer

Ian Gourlay
SVP, Global Operations & Supply Chain

Clarkson Hine
SVP, Corporate Communications & Public Affairs

Mindy Mackenzie
SVP, Chief Human Resources Officer

Kent Rose
SVP, General Counsel & Secretary

LEADING BRANDS

Bourbon
Jim Beam, Maker's Mark, Devil's Cut, Red Stag by Jim Beam, Knob Creek, Booker's, Baker's, Basil Hayden's, Jim Beam 1795, Old Grand-Dad, Old Crow

Blended Whisky/Whiskey
Canadian Club, Teacher's, Kilbeggan, Whisky DYC, Jim Beam Rye, Old Overholt, Windsor, Lord Calvert, Alberta Premium, Canada House, Kessler, Calvert Extra

Single Malt
Laphroaig, Ardmore, Connemara, Tyrconnell

Single Grain
Greenore

Tequila
Tres Generaciones, 100 Años, Hornitos, Sauza, El Tesoro

Cognac
Courvoisier, Salignac

Rum
Cruzan, Ronrico, Conch Republic

Vodka
EFFEN, Vox, Pucker Flavored Vodka, Wolfschmidt, Kamchatka, Gilbey's

Cordials & Liqueurs
DeKuyper, Sourz, After Shock, Crave, 03, Thatcher's, Leroux, Kamora, Castellana

Gin
Larios, Gilbey's, Calvert

Brandy and Sherry
Harveys, Fundador, Terry Centenario, Tres Cepas

Ready-to-Drink/Ready-to-Serve
Skinnygirl Cocktails, Jim Beam pre-mixed drinks, Canadian Club pre-mixed drinks, Teacher's pre-mixed drinks

Complete brand listing at beamglobal.com

Executive Office
510 Lake Cook Road
Deerfield, IL 60015
1-847-948-8888

Website
www.beamglobal.com

Email
corporatecommunications@beamglobal.com

Registered Office
2711 Centerville Road
Suite 400
Wilmington, DE 19808

Common Stock
Beam common stock is listed on the New York Stock Exchange. Our trading symbol is BEAM.

Annual Meeting
The Annual Meeting of Stockholders will take place on Tuesday, April 24, 2012 at 1:30 p.m. (CDT) at
The Renaissance Chicago North Shore Hotel
933 Skokie Boulevard
Northbrook, IL 60062

Transfer Agent for Common Stock and Preferred Stock
Wells Fargo Shareowner Services
P. O. Box 64874
St. Paul, MN 55164-0874
1-800-225-2719

Quarterly Earnings, News Releases and Corporate Publications
www.beamglobal.com

SEC Filings
The distribution of this Annual Review with respect to our 2012 Annual Meeting of Stockholders is accompanied by a copy of our Annual Report on Form 10-K as filed with the SEC for the last fiscal year. You may also view electronic copies of our Annual Report on Form 10-K and other documents that we file with the SEC on our website, www.beamglobal.com.

Duplicate mailings of proxy materials to the same address are costly to Beam and may be inconvenient to many stockholders. Securities and Exchange Commission rules allow for the elimination of duplicate reports, provided your request is in writing. Eliminating these duplicate mailings will not affect your dividend or proxy card mailings.

To eliminate duplicate mailings, please write to:
Beam Inc.
Shareholder Services
510 Lake Cook Road
Deerfield, IL 60015

FSC MIX Paper from responsible sources FSC® C017307 www.fsc.org

VOC FREE INK

Design: *SVP Partners, Wilton CT*
Photography: *Ron Wu Studios, Jon Love, Peter Frank Edwards Photography*
Printing: *Somerset Graphics*

CHEERS!

drink smart®

www.beamglobal.com
510 Lake Cook Road, Deerfield, Illinois 60015
1.847.948.8888